082-35739

FANG AND ASSOCIATES BARRISTERS & SOLICITORS*

Business Solutions

P.O. Box 10037, Pacific Centre, 1925 – 700 West Georgia Street, Vancouver, B.C. V7Y 1A1

General: (604) 688-6775 Fax: (604) 688-6995 Email: pmf@thomasrondeau.com

File No.: 228

SEC Mail Processing Section

JAN 11 2008

Washington, DC 104

December 17, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

SUPPL

VIA MAIL

Dear Sirs/Mesdames:

RE: Advanced Explorations Inc. (the "Company")–Rule 12g3-2(b) - Securities Exchange Act of 1934

Pursuant to Rule 12g3-2(b) we respectfully submit, on behalf of the Company, the following:

Effective Date of Filing	**Type of Filing**
December 14 2007	Material Change Report - English
December 14, 2007	News release - English

We trust the foregoing is satisfactory.

[redacted]

08000189

PROCESSED

JAN 15 2008

THOMSON FINANCIAL

Yours truly,

FANG AND ASSOCIATES

Paul M. Fang
PMF/slc
cc: Advanced Explorations Inc.

llw 1/14

* Denotes law corporation

82-35139

Form 51-102F3
Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
50 Richmond Street East, Suite 300
Toronto, Ontario
M5C 1N7

Telephone: (416)203-0357

2. Date of Material Change

December 14, 2007

3. News Release

December 14, 2007

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5.1 Full Description of Material Change

Please see the attached news release.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

December 14, 2007

NEWS RELEASE

FOR IMMEDIATE RELEASE: December 14th, 2007

Advanced Explorations Inc. Announces Management Changes

Toronto, Ontario, Advanced Explorations Inc. (the "Company") regrets to announce that Ms. Clara Parolini has resigned as a Director of the Company. Ms. Parolini joined the Company as a Director in July 2004, and assisted management in a number of areas during her tenure.

John Gingerich, AEI President and CEO, commented:

"The Company expresses sincere thanks to Ms. Parolini for her service over the past 3 ½ years, and wishes her the best in her future endeavors."

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-203-0057

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore exploration and development with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay magnetite project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it potentially one of the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI. For more information please visit www.Advanced-Exploration.com.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

END